EXHIBIT 99.1

Codere Online Granted Listing Extension by Nasdaq and to Release Q4-24 Earnings on February 20th

Luxembourg, Grand Duchy of Luxembourg, February 13, 2025 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”), a leading online gaming operator in Spain and Latin America, today announced that, by letter received on February 12, 2025, the Nasdaq Hearings Panel (the "Panel") of The Nasdaq Stock Market LLC ("Nasdaq") has determined to grant the Company's request to continue its listing on Nasdaq, subject to the Company filing its annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”) on or before May 12, 2025.

The Panel’s determination follows a hearing on January 16, 2025, at which the Panel considered the Company’s plan to regain compliance with Listing Rule 5250(c)(1) (the “Rule”). The Company has and continues to work diligently with its new auditor to complete and file with the Securities and Exchange Commission (“SEC”) its 2023 Annual Report and expects to do so within the extension period granted by the Panel, thereby regaining compliance with the Rule.

Following this positive development, the Company will release its fourth quarter 2024 results prior to 8:30AM US Eastern Time on Thursday, February 20, 2025. At 8:30AM US Eastern Time on the same day, Codere Online’s management will host a conference call to discuss the results and provide a business update.

The Company’s earnings press release and presentation will be available on Codere Online’s website at www.codereonline.com. Dial-in details for the conference call as well as the audio webcast registration link are accessible on the Events & Presentations section of the website. A recording of the webcast will be available following the conference call.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online, launched in 2014 as part of the renowned casino operator Codere Group, offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere Online currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina; this online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including the Company’s expectations about the timing of completion and filing of the 2023 Annual Report, statements related to the Company’s plan, timing and actions taken to regain compliance with the Rule.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the SEC. All subsequent written and oral forward-looking statements concerning Codere Online or other matters attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152